NEWS FROM VIACOM



                   VIACOM IS WINNER OF PARAMOUNT

- -- BIDDING RULES ESTABLISHED BY PARAMOUNT BOARD REQUIRE QVC TO DROP ITS BID --

New York, New York, February 15, 1994 -- Viacom Inc. (ASE: VIA and VIAB) announced today that as of midnight, February 14, 1994, 91,662,047 shares of the common stock of Paramount Communications Inc. (NYSE: PCI), representing approximately 74.6% of the outstanding shares on a fully diluted basis, had been tendered into Viacom's tender offer and not withdrawn, including 68,394,648 shares tendered pursuant to notices of guaranteed delivery. Therefore, Viacom is the winner of Paramount.

Viacom also announced that it had waived certain conditions of its tender offer to the extent required by the merger agreement between Viacom and Paramount and had extended its tender offer to midnight, New York City time, on March 1, 1994 in order to permit all Paramount's shareholders to tender to Viacom. Viacom also announced that it will promptly deliver a certificate to the Board of Directors of Paramount confirming that it has taken these steps. Under the exemption agreement between Paramount and QVC Network, Inc., QVC is required to terminate its tender offer for Paramount as soon as it receives a certificate signed by Paramount that these events have occurred. Viacom said that it expected that these steps would be completed prior to the opening of business today.

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Sumner M. Redstone, Chairman of Viacom, declared, "We remain resolute in our intentions and unwavering in our conviction that the combination of Viacom, Paramount and Blockbuster will create a global media powerhouse of unparalleled proportions in the entertainment industry. Today is only the beginning of the creation of this vast new enterprise."

Mr. Redstone continued, "We are gratified that the shareholders of Paramount share the Viacom vision for the future. For our part, we are convinced that the combination of the diversified and formidable assets and management talent of Viacom, Paramount and Blockbuster, bolstered by the support of our strategic partner, NYNEX, will produce an entertainment giant of enormous value to all of our shareholders. We are unequivocally committed to our shareholders and to building the value of their investment in Viacom, and we have absolute confidence in our ability to do so.

"Looking back over the last few months, we would like to recognize the members of the Paramount management and Board, particularly Paramount's Chairman, Martin Davis, who have comported themselves admirably under enormous pressure and intense scrutiny and with only one objective, namely the interests of the Paramount shareholders. We also would like to recognize the employees of Paramount who have lived through great uncertainty with the utmost professionalism and dedication. All of us at Viacom applaud their conduct."














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Frank J. Biondi, Jr., President and Chief Executive Officer of Viacom Inc.
and of the new combined company, said, "We look forward to bringing together the talented employees who have built these terrific companies. Viacom, Paramount and Blockbuster are three of the most creative and dynamic organizations in our industry. We have all seen the tremendous accomplishments they have achieved as three separate companies. Working together, they will be an unparalleled worldwide force.

"We will do everything in our power to expedite the completion of the merger with Paramount. We are committed to treating all of the employees of the new entity with fairness and respect as we combine the three companies. It is time to move on to the exciting challenges before us."

Viacom said that the conditions that had been waived were all of the conditions to its tender offer, except the Minimum Condition, the Rights Condition, the Supermajority Condition, the Section 203 Condition and the Injunction Condition. The conditions are described in Viacom's Offer to Purchase as supplemented through the fourth supplement. Viacom said that it expected that all of the remaining conditions to its tender offer would be met prior to its expiration date.

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A Fact Sheet on the combined Viacom/Paramount/Blockbuster entity is attached.



Contact:	Viacom Inc.			Edelman
		Raymond A. Boyce		Elliot Sloane
		212/258-6530			212/704-8126



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             VIACOM/PARAMOUNT/BLOCKBUSTER FACT SHEET



CORPORATE PROFILE: The combination of Viacom, Paramount and Blockbuster will create a global leader in the production and distribution of entertainment and communication products, with an array of world-class franchises and brand names. The companies participate in the fastest growing segments of the entertainment marketplace, including:

.	Cable network programming

.	Video, music and interactive retail distribution

.	Motion picture and television production

.	Cable television systems

.	Television and radio broadcasting

.	Entertainment centers, theme parks

.	Publishing

.	Interactive/Multimedia products

.	Motion picture theaters


CABLE NETWORK PROGRAMMING: Viacom owns and operates the largest group of basic and premium networks, including MTV, MTV Europe, VH-1, Nickelodeon, Nick at Nite, Showtime, The Movie Channel and FLIX. Viacom's brand equity and global impact is unparalleled. In addition to its significant domestic distribution, MTV now reaches more than 251 million homes in 88 territories around the world. Viacom also participates in three joint venture cable services: Comedy Central, Lifetime and All News Channel.

Paramount is co-owner of USA Network, a leading advertiser-supported basic cable television network. USA includes the Sci-Fi Channel, a basic cable channel devoted exclusively to science fiction, horror and adventure programming. In addition, Paramount's Madison Square Garden Network is the largest regional cable sports network in the country, providing programming to nearly 5 million subscribers through 231 affiliates.


VIDEO, MUSIC AND INTERACTIVE RETAIL DISTRIBUTION: With more than 3,500 video stores operating in nine countries and domestically in 49 states, Blockbuster is the largest retailer of home video products in the world. Growing from a base of 19 video stores just six years ago, Blockbuster now commands more than 15% of the domestic home video market and is larger than the next 550 competitors combined. The home video marketplace is larger than that of movie theaters, premium cable and pay-per-view combined. Blockbuster's growth in this explosive marketplace is expected to continue into the future.

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Blockbuster also is a leader in the retail distribution of music product.
With the acquisitions of the Sound Warehouse, Music Plus, and Super Club music retail chains, the recent development of the Blockbuster Music Plus concept, and the joint venture agreement with Virgin Retail Group to build megastores around the world, Blockbuster operates more than 500 music stores in seven countries and throughout the United States.

With more than 600 million consumer visits to its retail stores each year and an active data base of more than 40 million consumers who have rented and purchased product in their retail stores, Blockbuster is the leading global retail distributor of entertainment product in the world.


MOTION PICTURE AND TELEVISION PRODUCTION: Viacom has an enormous syndication library that includes Roseanne, The Cosby Show, A Different World, I Love Lucy, The Twilight Zone and Hawaii 5-0. It also produces programs for broadcast television, including Matlock, Diagnosis Murder, and the Perry Mason made-for-TV movies. Viacom's first-run syndication programs include The Montel Williams Show, Nick News and This Morning's Business.


Paramount Pictures produces motion pictures for distribution to theatrical markets in the United States and abroad. Paramount has a motion picture library of approximately 890 films. In video, Paramount holds leadership positions.

Paramount Television is at the forefront in the production and distribution of television programming for commercial networks, first-run syndication and cable services, currently producing 30 1/2 hours weekly. Its network programming lineup for the 1993-1994 television season includes, Wings, Frasier, Big Wave Dave's, Viper, The Mommies and Sister Sister. In first-run syndication, Paramount produces Star Trek: The Next Generation, Deep Space Nine, The Untouchables, Entertainment Tonight, The Maury Povich Show, The Arsenio Hall Show and Hard Copy. The Paramount television library includes Cheers, Star Trek, Happy Days, Laverne & Shirley and Taxi.

Through its recent investments in both Spelling Entertainment Group and Republic Pictures Corporation, Blockbuster is now a leading producer and distributor of filmed entertainment, with over 20,000 hours of programming available for domestic and international distribution.

Blockbuster owns 70.5% of Spelling, a producer and distributor of filmed entertainment supported by a film library of approximately 12,000 hours.
This library includes more than 55 off-network series, such as Little House on the Prairie, Dallas, Twin Peaks, and an array of feature films including Basic Instinct, Total Recall, Platoon, and the Rambo trilogy. Spelling also is the producer of the hit network series Beverly Hills 90210 and Melrose Place.

Blockbuster owns approximately 37% of Republic, an independent producer and distributor of filmed entertainment. Republic distributes its extensive classic library and contemporary product to television, home video and theaters across the world. Republic is the 10th largest distributor in the home video industry. Its library includes The Quiet Man, High Noon, as well as the popular television series Bonanza.



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CABLE TELEVISION SYSTEMS:  Viacom Cable owns and operates cable television systems in three regions of the U.S. serving approximately 1.1 million subscribers. In mid-1994, Viacom, in conjunction with AT&T, will be launching a test of consumer acceptance of interactive entertainment and information services at its Castro Valley, California, cable system.


TELEVISION AND RADIO BROADCASTING: Viacom owns five network-affiliated television stations (three NBC and two CBS affiliates) and 14 radio stations, making it the sixth largest radio group in the U.S., ranked by market reach.

The Paramount Stations Group owns and operates four independent and three Fox-affiliated stations.


PUBLISHING: Paramount Publishing, through such major imprints as Simon & Schuster, Pocket Books, Silver Burdett Ginn, and Prentice Hall, is one of the world's leading publishers of educational materials, from textbooks to computer-based learning systems, and has significant operations serving the domestic and international consumer and business, technical and professional markets.


ENTERTAINMENT FACILITIES AND THEME PARKS: Paramount owns and operates five regional theme parks. Paramount also owns and operates Madison Square Garden, one of the premiere showplaces for sports, concerts and other live entertainment, at its Arena and the Paramount Theater, as well as the New York professional basketball and hockey team franchises, the Knicks and the Rangers.

Through its 19.6% equity in Discovery Zone, Inc., which owns and franchises indoor children's recreational fitness centers known as FunCenters, Blockbuster has a strong presence in the entertainment center marketplace. The company has franchise rights to develop 100 Discovery Zone FunCenters in the U.S. and formed a joint venture with Discovery Zone to develop 10 FunCenters in the U.K. Blockbuster also has a six-month option to acquire 50.1% of Discovery Zone.



This year, Blockbuster opened the initial phase of a family entertainment facility called Blockbuster Golf and Games, in Sunrise, Florida.
Additional entertainment facilities are planned at various other U.S.
sites.

Blockbuster recently announced a joint venture with Sony Music Entertainment (SME) and Pace Entertainment where the three companies combined their seven existing amphitheaters into a partnership to be managed by Pace. Existing locations are in Charlotte, Phoenix, San Bernadino, Pittsburgh, Raleigh, Houston and Nashville.



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INTERACTIVE/MULTIMEDIA PRODUCTS:  Viacom New Media and Paramount Technology
Group both develop and publish interactive software for a variety of platforms in the multimedia marketplace. Paramount's Computer Curriculum unit is the country's foremost and fastest-growing producer of computer-based learning systems. Blockbuster also is the largest wholesaler and retailer of interactive home video games in the world.


MOTION PICTURE THEATERS:   Paramount owns the Famous Players motion picture
theater chain, which has 441 screens in Canada. Paramount is also joint-owner of the 341-screen Cinamerica theater circuit, and reaches 345 screens in nine countries through a joint venture, United Cinemas International.